788 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 15-309
November 24, 2015

Platinum Group Metals 2015 Annual Results and Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the year ended August 31, 2015 and provides recent highlights and outlook. For details of the consolidated financial statements (the “Financial Statements”), Management’s Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F for the year ended August 31, 2015, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may request a copy of the complete Financial Statements from the Company free of charge.

To date 2015 has been a pivotal year for the Company as it completes construction at the WBJV Project 1 platinum mine and moves into production. During 2015 the Company also advanced and consolidated its large Waterberg platinum discovery while at the same time progressing with a detailed pre-feasibility study funded by partner the Japan Oil, Gas and Metals National Corporation (“JOGMEC”).

R. Michael Jones CEO and co-founder of Platinum Group Metals said “In 2015 we have safely and continuously advanced Project 1 to the point of production and have grown the Waterberg Project substantially. These accomplishments were achieved despite difficult markets through the support of our shareholders, partners, labour and government. Our largest shareholders have been stalwart and we expect the platinum and palladium market to improve during 2016 and 2017 in line with continued increases in global demand for these metals”

The Company’s cash position at August 31, 2015 was $51.4 million, while at present the Company holds approximately $126 million in cash, after drawing upon the loans described below. The Company holds cash in Canadian dollars, United States dollars and South African Rand and changes in exchange rates may create variances in the cash holdings reported in Canadian dollars. All amounts herein are reported in Canadian dollars unless otherwise specified.

Recent Highlights

•

Surface milling and concentrating facilities at the Project 1 platinum mine, located on the Western Limb of the Bushveld Igneous Complex, South Africa, are now complete. Cold commissioning has occurred and hot commissioning is imminent. First production is planned for December 2015.

•

Diamond drilling to upgrade mineral resource estimates at the Waterberg Project located on the Northern Limb of the Bushveld Igneous Complex, South Africa continues. Prefeasibility work at Waterberg continues.

•

On November 20, 2015 the Company announced the draw-down of both the US$40 million Senior Secured Loan Facility from the Sprott Resource Lending Partnership (“Sprott”) and the US$40 million Loan Facility from Liberty Metals & Mining Holdings, LLC, a subsidiary of Boston based Liberty Mutual Insurance and the Company’s largest shareholder.

•	On November 2, 2015 the Company announced an agreement with Liberty for a US$40 million Loan Facility. For details see the news release of the same date.

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•

On September 4, 2015 the Company filed an NI 43-101 Independent Technical Report for an updated resource estimate for the Waterberg Project. This resource update was first published in a news release dated July 22, 2015.

•

On August 28, 2015 the Company filed an NI 43-101 Independent Technical Report for updated resources and reserves for Project 1. This resource and reserve update was first published in a news release dated July 15, 2015.

•

On May 26, 2015 JOGMEC, Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) and the Company amended the existing agreement between them to consolidate the Waterberg JV and Waterberg Extension properties into one unitized project area. Under the terms of the amendment the Company is to transfer all of the Waterberg prospecting licenses and applications into a new holding and operating corporation of which the Company will own 45.65% and JOGMEC will own 28.35%. Mnombo will continue to own 26%. Combined with the Company’s indirect stake through ownership of Mnombo, the Company will hold a 58.62% interest. As part of the agreement JOGMEC has committed to fund US$20 million in exploration and engineering work over the next three years up to March 31, 2018.

•	On February 16, 2015 the Company entered into a credit agreement with a syndicate of lenders led by Sprott for a US $40 million Senior Secured Loan Facility.

Results For The Year Ended August 31, 2015

During the year ended August 31, 2015, the Company incurred a net loss of $4.8 million (August 31, 2014 – net loss of $10.5 million). General and administrative expenses during the year were $8.3 million (August 31, 2014 - $7.9 million), gains on foreign exchange were $10.7 million (August 31, 2014 – $1.0 million) while stock based compensation expense, a non-cash item, totalled $1.4 million (August 31, 2014 - $2.2 million). Finance income consisting of interest earned and property rental fees in the year amounted to $4.6 million (August 31, 2014- $3.9 million). Loss per share for the year amounted to $0.01 as compared to a loss of $0.02 per share for fiscal 2014.

Accounts receivable at August 31, 2015 totalled $13.2 million while accounts payable and accrued liabilities amounted to $21.5 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included contract construction fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing exploration, development and administration costs.

Total expenditures by the Company for development, construction, equipment and other costs for Project 1 during the year totaled approximately $173 million. Total expenditures on the Waterberg projects were approximately $12.1 million, of which $7.8 million was funded by joint venture partner JOGMEC.

Hot commissioning of the Project 1 plant is now ready to proceed and platinum and palladium concentrate production is set to commence in the weeks ahead. Underground development is ongoing.

Platinum Group has delivered the construction and development of Project 1 within its updated budget and schedule. At planned steady state production in 2018 Project 1 is expected to be one of the lower cost conventional PGM mines in South Africa with an expected cash cost of approximately US $625 per 4E ounce (see July 15, 2015 press release – Project Update and Third Quarter Results).

Outlook

The Company’s key business objectives for calendar 2016 will be to safely ramp-up the Project 1 platinum mine inline or exceeding our guidance and to advance the Waterberg Project through pre-feasibility and into preparations for a mining right application.

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First concentrate production at Project 1 is planned for late 2015 with first concentrate deliveries to Anglo platinum scheduled for the end of January, 2016.

We strive to continue our positive relationship with all stakeholders including labour, government and local communities by staying true to our principles, of fair dealing and open, honest dialogue in a climate of mutual respect.

The Company plans to continue working on the Waterberg Project with its joint venture partners Mnombo and JOGMEC. A resource update based on recent diamond drilling is anticipated for the Waterberg Project in early 2016 and work is continuing at present toward the completion of a pre-feasibility study.

Exploration on the Waterberg Project continues. The Company’s objectives are to determine the scale of the Waterberg deposit, to find the section of the deposit with the greatest thickness nearest to surface and to optimize the mine plan and metallurgical recovery of the deposit for inclusion in the pre-feasibility study now underway.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on moving its first near-surface Western Bushveld Joint Venture (WBJV) Project 1 platinum mine, to production.

Platinum Group has expanded its exploration efforts on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of platinum, palladium and gold deposit that is being studied for potential mechanized mining.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information contact:
              R. Michael Jones, President
              or Kris Begic, VP, Corporate Development
              Platinum Group Metals Ltd., Vancouver
              Tel: (604) 899-5450 / Toll Free: (866) 899-5450
              www.platinumgroupmetals.net

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Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The securities described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an available exemption therefrom.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the use of proceeds of the Liberty and the Sprott loan facilities; the construction, development and ramp up of the Project 1 platinum mine; operational and economic projections with respect to the Project 1 platinum mine; future activities at Waterberg and the funding of such activities; trends in metal prices; the Company’s overall capital requirements and future capital raising activities; plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of resources also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including; the Company’s capital requirements may exceed its current expectations; the uncertainty of operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.